30
5/12/03

03015871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 5-8-03

OMB APPROVAL	
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SEC FILE NUMBER
8- 28866

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC MAIL PROCESSING
RECEIVED
MAY 0 7 2003
WASH. D.C. 164 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wien & Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street
(No. and Street)

New York (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Labell 212-850-2677
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leipziger & Breskin LLP
(Name — *if individual, state last, first, middle name*)

6 East 43rd Street (Address) New York (City) NY (State) 10017-4696 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Labell, swear (or affirm) that, to the best of my knowledge and belief the accompanying* ~~financial statement and supporting schedules~~ pertaining to the firm of Wien & Malkin Securities Corp., as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

*4/30/03 letter from Leipziger & Breskin LLP

Signature

Executive Vice President

Title

DESIREE P. WARNER
Notary Public, State of New York
No. 01WA5020659
Qualified in Richmond County
Commission Expires November 22, 2005

Desiree P Warner 5/2/03

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIPZIGER & BRESKIN LLP

CERTIFIED PUBLIC ACCOUNTANTS

6 EAST 43RD STREET, NEW YORK, N.Y. 10017-4696

TEL: (212) 682-4470 • FAX: (212) 286-9469

STEVEN J. BERGERSON, C.P.A.
ROBERT I. FELDMAN, C.P.A.
ARTHUR F. LEIPZIGER, C.P.A.
IRWIN A. ZAMORE, C.P.A.
ROBERT L. GOLDSTEIN, C.P.A.
JAY T. KAPLAN, C.P.A.
HOWARD K. WARSHAW, C.P.A.

April 30, 2003

Ms. Robyn Bifone
Senior Compliance Examiner
NASD
New York District Office
One Liberty Plaza
New York, NY 10006

Re: Wien & Malkin Securities Corp.

Dear Ms. Bifone:

Pursuant to your letter of April 17, 2003 (copy attached) and our telephone conversation of April 29, 2003, we enclose a corrected computation of the Net Capital of Wien & Malkin Securities Corp. under Rule 15c3-3 of the Securities and Exchange Commission.

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$169,280
Less: Subscription for warrants	$136,080	
Furniture and improvements net of accumulated depreciation	10,980	
		147,060
NET CAPITAL UNDER RULE 15c3-3		$22,220
AGGREGATE INDEBTEDNESS		$30,706

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required	$2,047
Minimum dollar requirement	5,000
Net capital requirement @ 1500% (SEC)	2,047
Net capital requirement @ 1000% (NASD)	3,071
Excess of net capital @ 1500% (SEC)	20,173
Excess of net capital @ 1000% (NASD)	19,149

No material difference exists between the Company's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2002.

Wien & Malkin Securities Corp. is exempt from the provisions of SEC Rule 15c3-3 pursuant to section k2i of Rule 15c3-3.

Very truly yours,

Robert L. Goldstein

RLG/mm

NASD

April 17, 2003

Mr. Mark Labell
Wien & Malkin Securities Corp.
60 East 42nd Street
New York, NY 10165-0015

Dear Mr. Labell:

This acknowledges receipt of your December, 2002 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). In our review of your audited report, we have noted a discrepancy between the last December FOCUS filing and the annual audit report, which requires further explanation.

1. Please explain the treatment of the firm's NASDAQ Warrants and the impact to the firm's Net Capital.
2. Please resubmit the firm's Audited Computation of Net Capital.
3. Please resubmit a reconciliation including appropriate explanations, of the audited computation of Net Capital and the Broker-Dealer's corresponding Un-audited Part IIA or if no material differences existed, a statement stating so.
4. Please include a statement detailing the firm's exemption status pursuant to SEC Rule 15c3-3.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 1, 2003. If you have any questions, please contact the undersigned, at (212) 858-4232.

Sincerely,

Robyn Bifone

Robyn Bifone
Senior Compliance Examiner

Enclosure

cc: Ramona Lopez, Securities and Exchange Commission
Rothstein, Kass & Company, P.C., Certified Public Accountant